Exhibit 99.1

ADM receives Prestigious 2012 Interbev award for CLARISOYTM transparent soy protein

Vancouver, British Columbia, October 22, 2012— Burcon NutraScience Corporation (TSX – BU; NASDAQ - BUR) (“Burcon”) is proud to announce that its licensing partner Archer Daniels Midland Company (NYSE: ADM) earned the Best Beverage Ingredient Concept prize for its revolutionary isolated soy protein line CLARISOY at the 2012 InterBev Awards ceremony in Las Vegas. CLARISOY is the world’s first vegetable-based protein that offers clarity and complete protein nutrition for beverage applications.

A finalist in the Beverage Innovation of the Year category at the Food Ingredient Excellence Awards in 2011, CLARISOY 100 is ADM’s premier transparent, isolated soy protein and enables 100 percent-soluble protein fortification in beverage applications with a pH below 4.0.

CLARISOY 150, the first extension to the CLARISOY product line, is a clean-tasting isolated soy protein specially processed for use in beverage systems with a pH of less than 4.0 with cloud systems or beverages neutralized to a pH of 7.0 or higher. CLARISOY 150 allows for greater use of soy protein in mildly flavored neutral beverages such as meal replacement and weight management products.

ADM’s family of isolated soy proteins is designed to help manufacturers meet the growth in demand for nutritionally-enhanced, refreshing beverages targeted at health-conscious consumers. Potential applications for CLARISOY include sports nutrition and recovery beverages, citrus-based drinks, fruit flavored beverages, fruit juice blends, lemonades, powdered beverage mixes and fortified waters.

The InterBev Awards, organized by FoodBev Media Ltd, are presented biennially at the InterBev Tradeshow. The program includes more than 30 categories and represents the most prestigious award scheme for the global beverage industry.

About ADM
For more than a century, the people of Archer Daniels Midland Company (NYSE: ADM) have transformed crops into products that serve vital needs. Today, 30,000 ADM employees around the globe convert oilseeds, corn, wheat and cocoa into products for food, animal feed, industrial and energy uses. With more than 270 processing plants, 420 crop procurement facilities, and the world’s premier crop transportation network, ADM helps connect the harvest to the home in more than 160 countries. For more information about ADM and its products, visit adm.com.

About Burcon NutraScience

Burcon is a leader in nutrition, health and wellness in the field of functional, renewable plant proteins. Since 1999, Burcon has developed a portfolio of composition, application, and process patents originating from our core protein extraction and purification technology. We have developed CLARISOY™ soy protein, which offers clarity and complete protein nutrition for low pH beverage systems; Peazazz™ a uniquely soluble and clean-tasting pea protein and Puratein®, Supertein™ and Nutratein™ canola protein isolates with unique functional and nutritional attributes. Our team of highly specialized scientists and engineers work from our private research facility to develop and optimize environmentally sound technologies. To-date, our patent portfolio consists of 203 issued patents in various countries, including 35 issued U.S. patents, and 396 additional pending patent applications, 76 of which are U.S. patent applications.

CLARISOY™ is a trademark of Archer Daniels Midland Company.

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ON BEHALF OF THE BOARD OF DIRECTORS
“Johann F. Tergesen”
Johann F. Tergesen
President and Chief Operating Officer

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our products, statements about future market conditions, supply and demand conditions, and other expectations, intentions and plans contained in this press release that are not historical fact. Our expectations regarding the prospect for future success depend upon our ability to develop and sell products, which we do not produce today and cannot be sold without further research and development. When used in this press release, the words “goal”, “intend”, “believes” and “potential” and similar expressions, generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties. In light of the many risks and uncertainties surrounding the development of a source of protein from canola meal, you should understand that we cannot assure you that the forward looking statements contained in this press release will be realized.

For more information, please contact:

Michael Kirwan, Director, Corporate Development
Burcon NutraScience Corporation
(604) 733-0896 / (888) 408-7960 toll-free
mkirwan@burcon.ca www.burcon.ca